Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

December 13, 2006

On December 13, 2006, John A. Thain, Chief Executive Officer of NYSE Group, Inc., gave a presentation at the Goldman Sachs Financial Services CEO Conference. The following is a transcript of that presentation:

C O R P O R A T E P A R T I C I P A N T S
John Thain
NYSE Group - Chief Executive Officer

P R E S E N T A T I O N

John Thain - NYSE Group - Chief Executive Officer

[starts in progress] so I hope you're not disappointed that it's me instead of Nelson. And I don't really know what's controversial about $98. That seems like a pretty good return for the year. We were just talking about the fact that some of you who are holders through Archipelago or if you are a member of the New York Stock Exchange, a seat on the New York Stock Exchange sold for under $1 million less than two years ago. And today, if you had held your shares, the value to the exchange members is about $8.5 million. So I think in terms of shareholder value, we've done at least okay.

What I want to do today - because I had a bunch of one-on-ones and people seemed to be wanting to ask a lot of questions - so what I thought I would do is I'll go through these slides relatively quickly and then leave lots of time for questions. So hopefully you will not be questioned out by all of the other meetings.

I assume you read all that quickly. Okay. As you all know the New York Stock Exchange, when I joined, was a private member-owned not-for-profit institution that had really a single product, New York listed stocks. And the whole strategy that we've been pursuing is first, de-mutualization; second, diversification; and now, globalization. And so with the acquisition of Archipelago, we became a publicly-traded for-profit company. We really needed to do that, because we needed to have shares to participate in the consolidation in the industry.

We also needed to be for-profit to really make the Exchange run in a more efficient way. And then, with Archipelago, we also significantly diversified our mix of products. So, we went from trading just New York Stock Exchange-listed stocks to having a significant position in the over-the-counter trading market, to having a very strong position in exchange-traded funds, to having a beginning position in the options market, and of course acquiring a very high-speed state-of-the-art trading platform.

And one of the things that I found when I first joined the Exchange is the New York Stock Exchange was a great place in a lot of ways. It is by far the largest equity market in the world, and I'll show you some stats in a minute. It has the most liquidity in our listed stocks. It has the lowest transaction costs. As a matter of fact, hopefully you all have seen this Elkins/McSherry study that just came out showing that the New York Stock Exchange is actually the lowest cost execution venue in the world, which -- we appreciate them. They're independent by the way.

And so we are a great market. But the one thing we weren't is we weren't fast. You could not trade electronically, instantaneously and anonymously, except in very small size with a whole bunch of constraints. And it's pretty clear that the electronic trading as a percentage of the total market has been growing very, very dramatically. And so, one of the other things we had to do is we really had to offer the ability to trade electronically on the New York.

And that's the other big thing that we've been doing is developing our Hybrid market. I'll show you some statistics that we have on how we're doing. But the Hybrid market really allows customers to have a choice. You can trade electronically, instantaneously and anonymously, if that's what you want to do. But you can continue to access the floor, the liquidity that's on the floor, including the opportunity for price improvement through the specialists and through their broker system. And I think that that combination is, in fact, going to allow us to be much more attractive to the broader range of investors and customers because that group of people who want to trade electronically and instantaneously, we really have to give access to the floor. And that's what Hybrid is doing.

I'll show you some statistics, but we right now expect to have all of our stocks on Hybrid by the end of December. There's one more piece of software that has to be rolled out that adds some functionality to it. And that should be rolled out by the end of February. And so we will be fully accessible electronically across the full range of stocks with all of our product types by the end of February.

With the acquisition of Archipelago done and integrated, we then had the opportunity -- and it really was an opportunity -- to merge with Euronext. And we are taking the largest market in the world in dollars, the New York, and combining it with the largest market in euros. And what you have there is the beginnings of the first truly global marketplace. And it was very interesting that, when the CEO of the Tokyo Stock Exchange first heard about NYSE Euronext back in June, his first reaction was that's a great transaction because NSYE Euronext would be the logical partner sometime down the road for the Tokyo Stock Exchange.

And if you think about it, you then have dollars, euros and yen, the three main currencies in the world. And I think that what we're building here is really not dissimilar from what has happened in financial institutions broadly. You will have a small number of truly global players, multi products, offering a complete range of services across most of the time zones across most products. And then you'll have lots of little ones, because it's not hard to create new exchanges or exchange-like entities.

And plus, almost all countries have an airline, a flag and an exchange. And that's fine because those local exchanges provide liquidity to the local companies and to the local investors. But I think that the structure of having a small number of big players and then lots of little ones -- much like the rest of the financial institutions space -- is likely to be where we end up.

The other thing that we get besides becoming global is we get a further diversification in our product mix. Besides the trading and the cash markets in Europe, Euronext also has an options business. And of course they have Liffe -- the futures business. And I'm not going to say much about the futures business, because you'll hear more from Craig after me. But as you all I'm sure know, the futures business is a great business. It has better margins and better growth opportunities than the cash business. And so all you have to do is look at Craig's stock price to see how much the market appreciates that.

Let me now just show you what we've been doing this year. As I said, we completed the Archipelago deal on March 7, in the first quarter. We then, because we said we would, had a significant secondary offering. As you probably are aware, about 70% of the shares of the NYSE Group were held by the members. The other 30% went to the Archipelago holders. And because of the very small float, we thought it was very important to control how those shares got into the marketplace. And so all of the NYSE shares were subject to a lock-up. We controlled the distribution into the secondary. Those lock-ups continue to exist. The first tranche of it will unlock in the first part of next year.

And if you remember back to when Goldman Sachs itself first went public, those kinds of lock-ups and controlling the distribution of the shares into the marketplace I think in that case went very well, so that when they finally were ultimately unlocked, there really was no market impact at all. And that's our goal here is to get the rest of those shares unlocked in a way that doesn't have any significant market impact.

We then entered into our transaction with Euronext. And we've been working on it over the course of the last few months. I'll show you in a minute where we are timeframe-wise. But we are, I think, most of the way done. We have our shareholder votes next week. The 19th is Euronext's, the 20th is the NYSE Group's. We then commence a tender offer on the Euronext side. And we expect to get final regulatory approval and to close the transaction in the first quarter of 2007.

The other thing that we've been doing is we've had some very significant changes in the pricing structure on the cash side of our business. For historical reasons, there were two types of caps that existed on the New York Stock Exchange side -- one was a 2% cap, which was 2% of commissions. And that probably made sense when it was created, but it definitely didn't make sense when there were a whole bunch of people providing us order flow who had zero commissions. And so 2% of zero capped their fees, their transaction fees at zero.

We've eliminated that 2% cap, and we just recently, in this fourth quarter, eliminated the dollar cap as well. So now, our transaction revenues can grow as the transaction volume grows. And at $0.0275 per 100 shares, I think we are the cheapest place to trade by far. And so the combination of having the most liquidity, the best prices and the lowest transaction costs is really the model for the NYSE trading.

We have also, as I said -- because we acquired the options business from Archipelago -- we've put in a new options trading platform. And that really just got rolled out in the last month or so. I think that will lead to market share improvement on the options side. We don't want to stay at a 10% market share in options. We do want to grow that market share. I think one of the big advantages we're going to have is our new platform has very significant improvements in capacity and bandwidth, so it makes it much easier for people to change prices very quickly. And so I think that will help us there.

And then you've seen us make some smaller acquisitions, MatchPoint being one, which gives us a state-of-the-art crossing network tool; Marco Polo, which gives us access to some of the emerging markets; and most recently TransactTools, which is really a provider of infrastructure to the transactions side of the business, which will really fit very well with SFTI in terms of providing connectivity to the various different marketplaces.

As I've said, we are in the process of rolling out all of our stocks onto Hybrid. We also reconsolidated SIAC by buying out Amex's piece of that --the American Exchange's one-third interest in that -- which allows us to consolidate and bring costs down. And one of the things we did when we completed the Archipelago deal is we said we would realize $200 million of cost savings by the end of '07. And we really have completed that $200 million by the end of this year. So we like to under-promise and then over-deliver. And the headcount reduction was really the final piece of that.

Lastly, we did announce a consolidation of the regulatory pieces of the NASD and the New York Stock Exchange Regulation functions that cover member firm examinations. One of the long-time complaints on the part of the big broker-dealers was the duplication of being examined both by the NASD and by the New York Stock Exchange Regulation side under two somewhat different sets of rules. And so this proposal, which hasn't been completed yet, but I think has a huge amount of support, particularly from the big broker-dealers, will consolidate the rule set and have one single set of member firm exam functions.

The one thing that sometimes people are not so clear about is the market surveillance pieces, the company compliance piece, as well as a little bit of the enforcement piece still stays inside the regulatory structure at the New York Stock Exchange. And if people have questions about that, I can cover that in more detail.

Now just some stats on the NYSE Group and New York Stock Exchange -- as you will I'm sure know, we are a 214-year-old institution. We have a great brand. We have great companies listed on the Exchange. As you can see from these statistics, the vast majority of whether it's the Dow Jones industrials or the S&P 500 or the Fortune 500 or interestingly, half of the Fortune 100 fastest-growing companies, are listed on the New York Stock Exchange. And of all companies that qualify to list on the New York Stock Exchange when they do an IPO, we get over 90% of them.

But what's interesting is, in the United States right now, only about a third of all IPOs actually qualify to list on New York. So one of the other things that we're doing is that other two-thirds -- which right now, or up until recently, had no choice but to go to NASDAQ -- we're going to target the second one-third. So we're not going to have as low a listing standards as NASDAQ has. But we're going to target the second one-third to list on NYSE Arca. And that's a new listings venue. It really is a second brand for us. It will ultimately be a feeder to the New York Stock Exchange. And we are just in the process of rolling that out. And I think that's a new revenue source for us. And I frankly think we'll, as it gains traction, we'll be very competitive with NASDAQ for the two-thirds of those companies who don't qualify to list on New York today.

Just in terms of market size, we are, as I said, the largest market in the world -- $23 trillion. That's the market value of all the companies that trade on New York. And you can see that we are several times bigger than any other cash market in the world. And in terms of average daily trading volume, also by far the most liquid. And what's interesting in the statistic in terms of price, we have the best price over 90% of the time in our New York-listed stocks. And sometimes people ask about what will the impact be of Reg NMS? Well one of the things about Reg NMS is you have to send your orders to whoever has the best price. And as long as we can maintain that 90-plus percent of the time having the best price, that will attract the order flow to us. And I think that's a big plus for us.

The other characteristic of the Exchange, and of a specialist-driven system, is we have lower volatility in terms of how our stocks trade. And we believe this is a very important advantage to the companies who are listed on New York. We moved 60 companies from NASDAQ to the New York Stock Exchange over the last three years. The intra-day volatility of those stocks declined between 40 and 50%. So it makes a big difference to have shares traded in a market structure where there's a specialist who fills in for short-term supply-demand imbalances.

We also, as the slide said, have one of the highest fill rates. And so there's a very high degree of certainty of execution when you trade on the floor of the Exchange or trade in our new Hybrid system.

Just more information for you -- listings, market data and transactions are our three main revenue drivers. On the listings front, this has been a very good year for us. Just to give you an idea, so far this year we've had 190 new listings. That compares to 180 for the comparable period last year. We've had some very important transfers. Total number of transfers is 19. You saw Red Hat transfer yesterday -- Safeco recently, and Under Armour is in the process of transferring.

And interestingly, in spite of all the commentary about the concerns about the competitive position of the U.S. financial system and financial markets -- and I do believe that that is a concern -- we still are having quite a number of new international listings. So far this year, we've had 24 new international listings, which is running about double to where we were last year. And I just was in China a week ago. And there is a huge amount of interest on the part of entrepreneurial companies to come list on the New York Stock Exchange. And I think that will be a big source of new listings for us over the next few years.

As I said, NYSE Arca is a new platform for us to compete with NASDAQ. So far, we've had six new listings on NYSE Arca. And we're just getting going there.

On the market data side, most of our market data revenues are -- the pricing is controlled by the SEC. So the only place we really can grow revenues is in proprietary products, in new products. And this is just to give you some examples of some opportunities we have there. We have been growing our proprietary data products. And I think that's an opportunity for growth for us going forward. I also think that with the consummation of the deal with Euronext, we will have some interesting new opportunities on that front.

And on the transaction side -- and again, I'll just cover this briefly. And I'm sure you'll have questions about what's going on, on the transaction side. But just to give you an idea -- so far this year our total trading volume is up about 12%. In terms of shares handled, we've traded about 1.9 billion shares a day versus about 1.7 billion shares a day for the comparable period last year.

The exchange-traded funds business is a great business for us. We had a huge number of new listings. Also in the trading volumes, growing very, very quickly. Our transactions volume is up 62% so far this year. And we've got about a 43% share of market in exchange-traded funds. So a very rapidly growing product and business.

Options is another great place. As I said, we have about a 10% share of market. But it's growing very quickly. The trading volume in options is up about 37%. And on the bond side, we very much want to trade the entire balance sheet of our listed companies. The New York Stock Exchange did have a bond-trading system. No one ever traded on it. And so we really are in the process of revamping it. It's using Arca technology. We just recently got approval from the SEC to trade all of the bonds of our listed companies, even though the bonds themselves are not listed. And so we will shortly, in the new year, roll out that new bond-trading platform and really give our customers the ability to trade the entire balance sheet of our listed companies.

Just in terms of Hybrid so far -- and these stats, although this is online, so you can actually see this on the Web. But I got a bunch of questions about this. So I think this may be relatively new information for you. This is a sample of 793 stocks that have been on Hybrid for at least a reasonable period of time. And this just gives you a little bit of an idea of how Hybrid is rolling out. You can see from the slide, where Hybrid is operational almost 99% of the time.

The percentage of volume that's been auto-exed, about 90% of the volume is trading electronically. But what's interesting about that is that includes the brokers that are trading electronically. So the brokers on the floor have a set of electronic tools. And that's actually what a lot of the development work was, to give the brokers tools and give the specialists tools.

And those brokers are executing about 15% of the volume, even though they are trading electronically, they're using their handhelds, their computers. They're layering the book electronically. They have discretionary order types and reserve order types. And they really are able to represent their customers in a more efficient way and actually in a very successful way. And we're seeing a lot of interest in the direct-access broker business model, and using them, particularly for large-size orders.

You can see from the slide, the Bid-Ask Spread, the quoted spread is tightened. You can also see that the liquidity -- that's the best bid and best offer -- is better. And you can see the fill rates, which were already pretty good, are better. And the percentage of time that we are, the best bid and best offer is also up. So over all, we're very, very pleased with how Hybrid is rolling out. As I said before, we should have all the stocks on Hybrid by the end of the year. And we should have the last piece of Hybrid, the last piece of software, rolled out by the end of February.

I'm just going to quickly cover Euronext. As you all know, as I've talked about before, it is truly the first global marketplace. It does broaden out our trading hours, broaden out our listing venues, broaden out our product base. And one of the things on this slide, which I will briefly mention -- you know the exchanges all tend to have high operating leverage. By that I mean once you cover the fixed costs of the exchange, the marginal costs of a trade is almost zero. So if you can take two trading venues and consolidate the volume onto one trading platform, you can save a lot of money and drive a lot of value for your shareholders and your users.

And so we have said, between ourselves and Euronext, we spend about $650 million a year on technology. And we believe, between the two of us, by consolidating the trading platforms, the data centers and the networks that connect everything, we'll save $250 million of that $650 million over the course of the next three years. And tax effect that, and multiply it times our multiple, and you get very significant shareholder value.

Just in terms of the combination, we will be the largest cash equities marketplace in the world by a lot. As a matter of fact, if you added the next four of them combined, we're still bigger. We're not necessarily bigger than the futures markets. But at least on the cash side, we will be by far the biggest in the world.

And I'm not going to go through this other slide. It just shows you the diversity of products that we have and how the products set matches up, I think, very, very nicely across the range of our businesses.

The one other thing I will say, though, is on the listings side -- one of the things we've seen is, if companies don't come into the U.S. market, they tend to go to London to list, except for the Chinese state-owned enterprises which go to Hong Kong. And we believe that NYSE Euronext will be much more competitive with London for listings that currently are going to London. We think we will be able to attract them to the Euronext platform for listing. And so, actually, that's one other area of revenue growth that we see.

Just in terms of the deal with Euronext, as I said, our shareholder meetings are next week. We have preliminary regulatory approval. We need the final sign-off from the regulators. And we anticipate closing towards the end of the first quarter of '07.

And then lastly, I'll just show you one slide on our financials, which I'm sure you've already seen. But it is always fun to see your pretax profit up 127%. But I think what's also important is our margins. Our margins at 26% are at least getting where they should be. And I just show you that because I think we're making a lot of progress on the P&L side.

Lastly, just in terms of balance sheet, even though I'm sure you know this, we have a very strong balance sheet as opposed to at least one of our competitors. We have no debt at all. And we have a lot of cash. And, at least at the moment, given the structure of the Euronext transaction, we expect to use about $3 billion of cash. We will have to borrow a portion of that, but it gets paid down very, very quickly. So we anticipate that the leveraging effect of the deal will go away quite quickly.

With that, I will stop and take questions.

Q U E S T I O N	A N D	A N S W E R

Unidentified Audience Member

Thank you, John. Let me start off with the first one. With the success, or the apparent success, of the Euronext deal, the opportunities for the New York Stock Exchange in global consolidation appear to be increasingly attractive. And I would just be very interested in hearing what your framework is for thinking about consolidation going forward, after Euronext.

John Thain - NYSE Group - Chief Executive Officer

Well, as I said, I believe there will be more consolidation. Both because there will be more entities that want to diversify, and because of the advantages of consolidating trading platforms. And as I said, I think there will be a small number of global players. From our perspective, the next logical piece is Asia. The comments from the Tokyo Stock Exchange were certainly interesting. The Tokyo Stock Exchange is not de-mutualized yet. And everything in Japan takes a long time.

But I think if you look in Asia, the three most attractive places are Japan, India and China. I think actually in terms of allowing access to the marketplace, India is likely to be first. By the way, really none of those countries at the moment allow foreign ownership of their exchanges. I think India is likely to change that law soon, probably within the next month or so. They have, however, been saying that for the last month or so -- but soon anyways.

I think Japan is probably going to be next. Where the Tokyo Stock Exchange was in the process of de-mutualizing, it got delayed, because of the technological problems they were having. But I think they will eventually get back on that track.

And then you've seen what China has done with their banking system, allowing foreign investments in their big banks and then privatizing them. And I think for any country that's growing as quickly like China is, they need to have a functioning banking system. They also need to have a functioning capital markets. And right now their capital markets really are not functioning very well. And so at some point, I think there will be opportunities in China.

So, I think that, in the end, you'll end up with, again, a small number of big global players, multi-product, multi-capability, multi-time zone. And then you'll have lots of little ones.

Unidentified Audience Member

Can you comment on the future of the specialist firms which are obviously closely associated with the New York Stock Exchange?

John Thain - NYSE Group - Chief Executive Officer

Yes, I continue to believe the specialists add value. They really do make most stocks trade better. They make the stocks trade in a less volatile way. As you've probably seen from our SEC filings, we have eliminated all of the specialist fees. So when you trade on the floor of the Exchange, or you trade in our Hybrid market, you pay 2-3/4 cents per 100 shares to trade. And that's it, there's no specialist charges. That makes us by far the cheapest place to trade. And when you combine that with the liquidity we have, and with the fill rates we have, and the high degree of certainty of trading, I think that's what attracts the order flow there.

We are going to have a payment structure of the specialists. We're going to have an interim program, really, for the next six months as we get Hybrid rolled out, and they get used to their tools. But longer term, we want to pay them for making our market better. So we want to pay the specialists for price improvement, for matching better bids or offers away, for providing liquidity at the best bid or the best offer, and for market share. And so we will compensate the specialists for doing that. And I believe that they have a viable business model going forward. And I think they're important to the quality of our market, because they really do make stocks trade in a less volatile way.

Can I have a microphone there?

Unidentified Audience Member

Great. Two questions for you -- can you just comment where you think your cash equities margins can go in the states. And I think recently the specialist participation rate has fallen from 6% in October to under 4% in December. Where do you think that can ultimately go?

John Thain - NYSE Group - Chief Executive Officer

I will answer those in reverse order. The specialist participation rate has fallen a lot, because of the rolling out process with Hybrid, and because they're getting used to their new tools, and their tools are not fully rolled out. So I don't think you can really use the data probably until we get into the second quarter of next year to really say where are the specialists going to be?

I think actually their participation rate will go up. So I think they'll be a more significant participant in the marketplace. But I don't think you're going to see that until we get probably into the second quarter -- until we get both Hybrid fully rolled out and Reg NMS implemented. And then they themselves get used to using their electronic tools.

In terms of margins in our cash equity business, we actually don't disclose that, partly because it's very dependent upon how you allocate all the different costs. We talk about our margins over all. But there's no question that the cash equity business is a much less attractive business in terms of margins than either the futures business, or the options business for that matter, or the clearing and settlement businesses.

So whenever you look at different exchanges, you see some of them have upwards of 50% margins. And that's almost certainly because either they're in the futures business, which is a better business, and/or they're in the clearing and settlement businesses, which also tend to drive the margins up. The margins in the cash side are never going to be at the same level as the future business.

Unidentified Audience Member

Hi. I just wondered what sort of feedback you were getting from the big broker-dealers since you announced the elimination of the cap. I mean, a lot of these big broker-dealers still have investments and regional exchanges and other alternative networks and such. And if you think this will hasten their moves to try to shift some volume to those exchanges.

John Thain - NYSE Group - Chief Executive Officer

Yes, that's a great question. The answer is that all of the big broker-dealers were supportive of the change. They understood why we were eliminating the dollar cap. As you know, NASDAQ was using the dollar cap to basically undercut our pricing. And the big broker-dealers were very happy that we eliminated the specialist fees. And so for them, that was a pretty easy trade-off -- eliminating the dollar cap, but also eliminating the specialist fees. Almost everyone had a reduction in their overall costs when we did that.

So, as you saw, there was really no negative reaction at all. And there's also been no real movement to the regionals. The big broker-dealers bought all these pieces of these regionals, but there's really no liquidity there. And so shares don't really trade there. And I don't think that our pricing change changes that. We are the cheapest place to trade. And that's really what -- and we have the best prices. We have the most liquidity. That's what attracts the trades to the exchange. And so the answer is that there really hasn't been any negative reaction at all.

Unidentified Audience Member

Just a question on your derivatives thoughts. You are pretty good in trading cash equities. And in terms of going into trading interest rates and FX and other things. I mean, what kind of strength do you have now? Can you capitalize? I mean, especially there are people tried and failed -- Eurex U.S. perhaps.

John Thain - NYSE Group - Chief Executive Officer

Well the NYSE Group doesn't have any expertise at all in trading interest rates or foreign exchange. Liffe, which we acquire through Euronext does. But as you can ask Craig, both the CME and the CBOT are very, very good competitors. And so they're very effective at competing with anyone trying to start new business, at least in their contracts. So I think that's a very difficult thing to try to do. And I don't anticipate trying that. And of course, Eurex was not very successful.

Unidentified Audience Member

Could you give us your view on your market share of equities traded on the floor, and where it can go? Does it continue to drift lower before you regain market share? Or what are your thoughts there?

John Thain - NYSE Group - Chief Executive Officer

Yes, a couple things about market share. The market share on the New York Stock Exchange itself has been declining. That's really for two reasons. One is that the percentage of algorithmically driven trading has been growing very, very rapidly -- much faster than the overall market's growing. And of course, until we get Hybrid rolled out, you really can't trade algorithmically on the Exchange. And so we don't get any of that flow.

What's interesting is even though our market share is down, our volume's actually up. But it's not good, still, that our market share has been declining. And so the one reason is that we weren't accessible to the algorithmic guys. And they have grown as a percentage of the total market. And that will be corrected with Hybrid.

And then the second was that our dollar caps allowed NASDAQ to under-price us. And so they were gaining market share through that. And by eliminating the dollar cap, we eliminated that. So I think once Hybrid is fully rolled out, and once the pricing has been totally absorbed by the market, we will, at the least, stem the market share decline and hopefully pick some of it back up again.

The other thing that's been happening, which is interesting, is a lot of the market share losses are actually going to Arca. And actually we make more money in terms of revenues when we shift share from New York to Arca, because Arca's pricing structure is actually higher than New York's. So actually from a revenue point of view, it's a good thing. From an earnings point of view it's a good thing. But it's not a good thing fundamentally, because we don't want to erode our market share on New York.

So I think that the combination of the pricing changes and Hybrid will stem the market share decline.

Unidentified Audience Member

As a follow-on to the specialist question -- when I talked to you before the presentation, I didn't realize that 753 were Hybrids. Does that mean there's another 17 or 1,800 that are going to be fully Hybrid in the next quarter or so? And if 90% of the trading in these 753 is electronic, isn't the outlook for specialists bleak, because they must be -- on the other 17 or 1,800, there's no Hybrid. So they must be making their money there and not on the Hybrids.

John Thain - NYSE Group - Chief Executive Officer

No. Neither of those are exactly correct. First of all, this was just the 700-odd stocks that we had enough data for to look at. We will have all 2,700 stocks on Hybrid by the end of this month. So, all the stocks will be on Hybrid.

And when you look at the electronic transactions, again, just for the same reason that you might think the brokers aren't participating, it's the same thing with the specialists. So they are still trading, but their executions are being done electronically. So, in that 90%, 15% of that volume is the brokers. And some smaller percentage are the specialists.

The specialists also have a series of tools, so that they can trade electronically. They can still trade manually. But it's pretty clear that more of the trading is going to occur electronically. But the specialists actually have an algorithm that allows them to maintain their position at the best bid or best offer, that allows them to match better bids or offers away, that allows them to fill in -- if an order comes in, to buy 5,000 shares. And there happens to only be 4,700 shares offered, they can fill in the extra amount, so you get one complete print.

And so actually I think that the specialist participation will grow, getting back to the prior question. And the executions might show up as electronic. But that doesn't mean it doesn't include the specialists.

All the way in the back there.

Unidentified Audience Member

Is there a reason, from a capital efficiency perspective, why it makes sense for you to run with zero debt on the balance sheet?

John Thain - NYSE Group - Chief Executive Officer

Exchanges tend to generate a lot of cash. And so it's actually -- if you project out any level of debt, it turns out you pay it down pretty quickly. I personally think exchanges should be run in a reasonably conservative fashion from a leverage point of view. That doesn't mean they have to have no debt, because it's true, it's not really optimizing the capital structure; because for the same reason we generate a lot of cash, means that we can carry a certain amount of debt.

But it's actually difficult, unless you have something to do with it. Having debt for the sake of having debt doesn't have a very good return. And so you really have to say well, what am I going to utilize that money for? And when you're generating a lot of cash, I think it is likely that what you'll see us do is, when there are opportunities, we'll utilize a certain amount of leverage. But you'll see it pay down pretty quickly, because we just generate so much cash, it's actually difficult.

If you keep in our core businesses, we're not like big investment banks who have a whole range of different businesses they can utilize -- they can make investments in. So if we stick to what we are, which is basically an exchange, it won't be so easy to maintain leverage on our balance sheet.

Unidentified Audience Member

Could you just elaborate? You have different pricing schemes for Arca, where I think you pay to post-liquidity, and then the floor. And why you kept those different pricing schemes. And is there any chance that -- I mean the floor is a very cheap place to trade -- you'd have the ability to increase prices there over time.

John Thain - NYSE Group - Chief Executive Officer

Yes, we very deliberately kept two pricing schemes. So just to make sure everyone's on the same page, on the New York Stock Exchange, it's $0.0275 per 100. It's the same whether you're providing liquidity or taking liquidity. And it is the cheapest place to trade. And we believe that there are two different segments of the market.

We think there's a group of customers that simply want to get their trades done. They want to get their trades done with a high degree of certainty. They want to get their trades done with a low cost. And they want to get their trades done with a low market impact. So their total cost of trading as opposed to just the transaction cost. So how much are they impacting the market when they trade?

And for those people, we believe the New York Stock Exchange is the best place to trade. And as I said, this Elkins/McSherry data, which say actually we're the best place to trade in the world, because we have the lowest all-in costs, and because we have very high liquidity and very high fill rates, it's just a very cheap, certain place to trade. And at $0.0275, I think that the market impact actually probably becomes even more important, because the $0.0275 is pretty small.

But the different segment of the trading world that likes to take advantage of this take-provide structure, -- whereby you pay people for providing liquidity, and you charge people for taking liquidity -- and what is a little bit like just simply providing a range of products, so that customers who like one structure can use one. And people who like the other structure can use the other. And Archipelago has been using this taker-provider model in the over-the-counter space.

And so we basically are segmenting the market between those who like the taker-provider model on one hand, and those who simply want to trade cheaply on the other. And at least so far, it seems to be balancing out pretty well. It's interesting that most of the competition is following the taker-provider model, which actually from our perspective is great, because that means the New York is by far the cheapest place to trade.

So we'll have to see how that works out -- but at the moment, it seems like the market has two different groups of users who, one group likes one thing, and another group likes the other.

Unidentified Audience Member

John, one follow-up for you. I know you don't give guidance. But is there any way you can help us think about, longer term, what the earnings power of the company is? I know that Cramer's out there at $10 in '09; Goldman's at $5.40 in '09. And this is on top of doing high $0.30 this quarter. So there's a big ramp with Euronext. I totally understand that. But anything to tighten that would be great.

John Thain - NYSE Group - Chief Executive Officer

The simple answer would be no. We're not going to help, because we actually are not going to give guidance. But the one place I would direct you to look is in the S-4 document, because the fairness opinions had projections in them. We had to disclose that. So there is information in the offering document about at least the next two years.

And I guess what I would say is we always like to be conservative in how we do those things. And so the only thing unfortunately you're going to get is those numbers with the understanding that, at least in the case of the last time we gave this kind of information out to people, we said we'd take $200 million of expenses out by '07, and we basically did that by '06. And so if anything, those numbers will tend to be conservative. And that's really, unfortunately, all I can say.

Gary was probably grimacing that I said that much.

Unidentified Audience Member

You mentioned the algorithmic traders are unable until the Hybrid is fully rolled out to trade as much as they'd like. Could you just define perhaps a little bit more just how large you think that algorithmic trading group is in terms of volumes?

John Thain - NYSE Group - Chief Executive Officer

Well, it's very hard to measure, because -- well, it's very hard to measure for a couple of reasons. One is when we see the big broker-dealers come in to us, we can't necessarily tell how much of it is going to algorithmic versus not. And then how much of it, for instance, that's going to Archipelago is driven by the computer or not.

It's pretty clear though that it's grown a lot. I'll give you some anecdotal answers, which will help a little bit. I was talking to one of the big broker-dealers. And they said that two years ago, 30% of their total trading volume was algorithmic. And they said today, 70% is algorithmic. So that, at least, is one measure of how much the algorithmic trading has grown.

Sometimes people look at the program trading and try to use that as a proxy for it. And I think that's difficult, because you can't necessarily tell what that is. But there's no question that, as the market has grown, the percentage of this algorithm is much, much higher. But I can't really give you a very good answer.

Unidentified Audience Member

John, can you -- oh, there's one here. How quickly do you expect to be able to rationalize or consolidate the trading platforms post the closing the merger with Euronext, if at all, and to what extent?

John Thain - NYSE Group - Chief Executive Officer

Well, no. The $250 million of technology savings I talked about comes from consolidating the trading platforms, consolidating the data centers and consolidating the networks. That's the area, in terms of integration planning, that we're probably the farthest along on, because we really had to have a very high degree of certainty that we could deliver on that number, because it drives a lot of the value.

I can't say more than what we've already said about that, which is that we would realize that $250 million in savings over three years. But as I said before, we like to under-promise. And so I think that's a conservative number. And it's not like you flip on a switch and one day you realize that. It'll also be a process. And so I think we are pretty far along in understanding and having a high degree of certainty about exactly how we're going to do that.

Unidentified Audience Member

John, in terms of the competitive landscape, we've seen the broker-dealers become a little bit more aggressive in Europe with Project Turquoise and BIDS here in the United States. We just want to understand your perspective on that.

John Thain - NYSE Group - Chief Executive Officer

Yes. I mean, I have some experience in these things too. The broker-dealers are always claiming they're going to create new things. And I think two things about that. One is they don't have a very good track record at making them work very well. And the second is, I think it's fundamentally a way to drive pricing lower. And I think that, on that front, it will probably be effective. So I think that, just like you've seen in the U.S., continual downward pressure on transaction fees. I think you will see downward pressure on transaction fees in Europe. And I think that Turquoise is likely to be one of the catalysts for that.

But I don't really think that it is very likely that it'll be all that successful, because that's been tried before. And the fact is there won't be very much liquidity on it. And I guess in the U.S., there are probably -- between crossing networks, alternative trading systems, dark pools, various different consortium -- there's probably over 30 different places to trade. And none of them have very much liquidity.

And so I think that there will be more of these kinds of things, whether they're created by the broker-dealers or by other people. But I think the hard thing is getting there to be any liquidity. And I think as long as we offer very low pricing with a high degree of liquidity and a very high degree of certainty, I think it's hard to move the trading away.

I guess the only other thing about the broker-dealers is, given how much money they're all making, ours is a pretty lousy business for them.

Unidentified Audience Member

Thank you very much.

John Thain - NYSE Group - Chief Executive Officer

Okay. Thank you all.

* * *

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euronext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005 and NYSE Euronext’s Registration Statement on Form S-4 (File No. 333-137506), which are available on NYSE Group’s website at http://www.nyse.com and the SEC’s website at SEC's Web site at www.sec.gov., and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About the Pending Transaction
In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the S-4 effective on November 27, 2006.

NYSE GROUP STOCKHOLDERS AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4, the final proxy statement/prospectus, the final shareholder circular prospectus, and, if and when such document becomes available, exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC’s Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus and, if and when it becomes available, exchange offer prospectus and the other documents may also be obtained for free by accessing NYSE Group’s Web site at http://www.nyse.com.

NYSE Group, Euronext and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the proposed business combination transaction. You can find information about NYSE Group’s executive officers and directors in NYSE Group’s definitive proxy statement relating to its annual meeting of shareholders, filed with the SEC on April 28, 2006. Additional information regarding the interests of such potential participants is included in the S-4 and the other relevant documents filed with the SEC. You can obtain free copies of these documents from NYSE Group by contacting its investor relations department.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.